Aceway Corp.

Ave. Aquilino De La Guardia y Calle 47, Ocean Business Plaza Building,

Suite 1604. Panama City, Panama

VIA EDGAR CORRESPONDENCE

December 4, 2013

Mara L. Ransom

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Aceway Corp.

            Registration Statement on Form S-1

            Filed: November 27, 2013

            File No. 333-190547

Dear Ms. Mara L. Ransom:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Aceway Corp. (the “Company”).  We request that the registration statement be made effective as of Friday, December 6, 2013 at 3 p.m. (EST), or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Aceway Corp.

/s/ Armando Espinoza

_____________________

Armando Espinoza, President